United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2016

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No    ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page	11

FREE TRANSLATION FROM PORTUGUESE VERSION

MINUTES OF THE ANNUAL AND SPECIAL GENERAL SHAREHOLDERS’ MEETINGS OF VALE S.A., HELD CUMULATIVELY ON APRIL 25TH, 2016.

Publicly-Held  Company

Corporate Taxpayer’s ID (CNPJ/MF) # 33,592,510/0001-54

Board of Trade Registration (NIRE) # 33,300,019,766

01 - PLACE, DATE AND TIME:

In the offices of Vale S.A. (“Vale” or the “Company”), at Avenida das Américas No 700, 2nd floor, room 218 (auditorium), Città America, Barra da Tijuca, in this city, on April 25th, 2016, at 11 a.m..

02 - PANEL:

Chairman:        Mr. Arthur Silva Prado, in accordance with Article 9, sole paragraph, of Vale’s Bylaws

Secretary:          Mr. Clovis Torres

03 - ATTENDANCE AND QUORUM:

Attended by shareholders representing 51,52% of the voting capital, as recorded in the Shareholders’ Attendance Book, thereby confirming the required quorum for the Annual and Special General Shareholders’ Meetings to be properly installed.

Also present Mr. Luciano Siani, Vale’s Chief Financial Officer and Investors Relations Officer, the representative of the External Auditors KPMG Auditores Independentes, Mr. Bernardo Moreira, in accordance with Paragraph First of Article 134, of Law #6,404/76; and Mr. Aníbal Moreira dos Santos and Mr. Marcelo Amaral Moraes, effective members of the Fiscal Council, in accordance with Article 164 of Law #6,404/76.

Continuation of the Minutes of the Annual and Special General Shareholders’ Meetings

of Vale S.A. held cumulatively on April 25h, 2016.

04 - SUMMONS:

Call Notice of the Annual and Extraordinary General Shareholders’ Meetings was duly published in the Jornal do Commercio on March 24; 25, 26, 27 and 28 (sole edition) and 29, 2016, pages A-3, A-9 and A-3, in the Rio de Janeiro Official State Gazette on March 28, 29 and 30, 2016, pages 112, 167 and 102, and in Valor Econômico on March 24 and 25 (sole edition), 26, 27 and 28 (sole edition) and 29, 2016,  pages E4, E58 and E42, with the following Agenda:

4.1.         Ordinary General Shareholders’ Meeting

4.1.1                Appreciation of management report and analysis, discussion and vote of the financial statements for the fiscal year ending on December 31, 2015;

4.1.2                Proposal for the destination of profits of the fiscal year of 2015, if any;

4.1.3                Ratification of the appointment of an effective and an alternate members of the Board of Directors, on the meetings of the Board of Directors held on 06/25/2015 and 07/29/2015, respectively, in accordance with the Article 11, §5 of Vale’s By-Laws;

4.1.4                Appointment of the members of the Fiscal Council; and

4.1.5                Establishment of the remuneration of the Management and members of the Fiscal Council for 2016.

4.2.         Extraordinary General Shareholders’ Meeting

4.2.1      Proposal for amendment of the Shareholders’ Remuneration Policy.

05 - READING OF DOCUMENTS/PRESENTATIONS:

The reading of the following documents made available at the General Meetings was unanimously waived by the shareholders as the content of the same was already known: (i) publications of the Call Notice; (ii) Management Report and Financial Statements for the fiscal year ended December 31, 2014, including the Consolidated Statements, External Auditors Report of KPMG Auditores Independentes, published in the Jornal do Commercio, pages C-1 to C-16, in the Rio de Janeiro Official State Gazette, pages 31 to 49, in the Valor Econômico (RJ), pages E3 to E18, and in the Valor Econômico (SP), pages E5 to E19, on March 11, 2016; (iii) Executive Officers Comments under item 10 of CVM Rule #480/09; (iv) Reports of the Fiscal Council and Board of Directors on the Management Report and the Financial Statements for the fiscal year ended December 31,

2015; (v) Management Compensation, pursuant to Item 13 of CVM Rule #480/09; (vi) Guide containing, among others, information on the items of the General Meetings, specially with respect to the effective and alternate members of the Board of Directors appointed by the such Board and the candidates nominated by the shareholder Valepar S.A. to the Fiscal Council, pursuant to items 12.5 up to 12.10 of CVM Rule #480/09; (vii) Vale´s Compensation Policy together with a table, containing the implemented changes, the rationale for each proposed change and its possible effects; (viii) Notices to Shareholders regarding the appointment of candidates to the Fiscal Council by the minority shareholders.

Mr. Luciano Siani, Chief Financial Officer and Investors Relations Officer of Vale, has presented a summary on the financial results related to the fiscal year ending on December 31, 2015.

Therefore, after discussion and comments by the shareholders on the above-mentioned documents and presentations, the following resolutions were taken:

06 - RESOLUTIONS:

The following resolutions were approved by all voting shareholders, not counting, however, the voting abstention.

6.1.                by the majority of the voting shareholders present at the meeting, being registered the dissension of the shareholders Cambonianos do Nordeste, Alexandra Montgomery and, Danilo Chammas received by the Panel, it was approved to drawn-up the present minutes in summary form and to publish it omitting the signatures of the shareholders present to the meeting, as permitted by Paragraphs First and Second of Article 130 of Law No. 6,404/76;

6.2.                by the majority of the voting shareholders present at the meeting, being registered the dissension votes of the shareholders Alexandra Montgomery, Carolina de Moura Campos, Cambonianos do Nordeste, Daniela Alessandra Soares Fichino, Marcilene Aparecida Ferreira, Danilo Chammas, Brent Millikan and Karina Kato, who all presented written votes received by the Panel, the abstention of the União Federal, Geração L. Par. FIA, the Funds managed by Caixa Econômica Federal, the Funds managed by Vic DTVM and the other shareholders represented by Thaís Limini, the Funds managed by Banco do Brasil, Vitor Luis Pereira de Campos, as well as all further dissensions and voting abstentions registered by the Panel, with favorable opinions issued by the Fiscal Council and the Board of Directors on February 24, 2016, the Management Report and the Financial Statements, as well as the External Auditors Report of KPMG Auditores Independentes, all related to the fiscal year ending on December 31, 2015, were approved. Furthermore, it was stated that Vale ascertained a loss related to the fiscal year ended on December 31, 2015, which was absorbed pursuant to Article 189, sole paragraph, of Law # 6.404/1976;

6.3.                by the majority of the voting shareholders present at the meeting, being registered  the voting abstention of the Shareholders União Federal, Funds managed by Caixa Econômica Federal, Funds managed by Banco do Brasil, Alexandra Montgomery, Carolina de Moura Campos, Cambonianos do Nordeste, Daniela Alessandra Soares Fichino, Marcilene Aparecida Ferreira, Danilo Chammas, Brent Millikan, Karina Kato, Geração L. Par. FIA, Funds managed by Vic DTVM and the other shareholders represented by Thaís Limini, as well as all further votes registered by the Panel, the ratification of the appointment of the following members of the Board of Directors was approved, for a term of office until the Annul General Shareholders’ Meeting to be held in 2017: (i) Mr. ALBERTO RIBEIRO GUTH, Brazilian, married, Engineer, bearer of identity card # 4047152 issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #759.014.807-59, with commercial address at Av. Ataulfo de Paiva 204, 801, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, as effective member of Vale’s Board of Directors; (ii) Mr. ARTHUR PRADO SILVA, Brazilian, married, Bank Clerk, bearer of identity card # 107.447 issued by OAB/RJ, enrolled with General Taxpayers’ Registry under #991.897.047-20, with commercial address at Praia de Botafogo No 501, 4th floor, in the City of Rio de Janeiro, State of Rio de Janeiro, as alternate member for Mr. Dan Conrado of Vale’s Board of Directors.

The Directors and alternates appointed herein have declared to be free and clear to serve in such positions according to Article 147 of Law No. 6,404/76.

6.4.                the appointment of the following Fiscal Council members was approved for a term of office until the Annual General Shareholders’ Meeting to be held in 2017:

6.4.1.                  Mr. PAULO JOSÉ DOS REIS SOUZA, Brazilian, married, business manager, bearer of identity card # 2.536.569 issued by SSP/MG, enrolled with General Taxpayers’ Registry under #494.424.306-53, with commercial address at Esplanada dos Ministérios, Bloco P, Ed. Anexo, sala 101 — SECAD II/STN, Brasília, DF; and Ms. PAULA BICUDO DE CASTRO MAGALHÃES, Brazilian, stable union, economist, bearer of identity card # 1.275.949 issued by SSP/DF, enrolled with General Taxpayers’ Registry under #787.873.861-00, with commercial address at Esplanada dos Ministérios, Bloco P, 2º andar - Gabinete STN, Brasília, DF; as member and respective alternate, as indicated by União Federal, adhesion of the Funds managed by Caixa Econômica Federal, and the Funds managed by Banco do Brasil being all other complaint, dissensions and voting abstentions registered by the Panel;

6.4.2.                  Messrs. RAPHAEL MANHÃES MARTINS, Brazilian, single, lawyer, bearer of identity card # 147.187 issued by OAB/RJ, enrolled with General Taxpayers’ Registry under #096.952.607-56, with commercial address at Rua Araújo Porto Alegre, 32, sala 1.102, in the City of Rio de Janeiro, State of Rio de Janeiro, and JULIO SERGIO DE SOUZA CARDOZO, Brazilian, married, accountant, bearer of identity card # 1.845.165 issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #005.985.267/49, with commercial address at Rua do Mercado nº 21, sala 1302, in the City of Rio de Janeiro, State of Rio de Janeiro, as indicated by the minority shareholders holders of common shares Vic Distribuidora de Títulos e Valores Mobiliários S.A., Geração L. Par. FIA, Safra and Victor Adler, registered the abstentions of Funds managed by Caixa Econômica Federal, all other written votes received by the Panel and voting abstentions registered by the Panel;

6.4.3.                  the appointment of the following Fiscal Council members was approved by the majority of the voting shareholders present at the meeting, being registered the abstention vote of the Funds managed by Caixa Econômica Federal, Renato Chaves, Funds managed by Banco do Brasil, as well as all further dissensions and voting abstentions registered by the Panel, Messrs. SANDRO KOHLER MARCONDES, Brazilian, married, Bank Clerk, bearer of identity card # 3.481.959-9 issued by SSP/PR, enrolled with General Taxpayers’ Registry under #485.322.749-00, resident and domiciled at SHIN QI 10, conjunto 4, casa 5, Lago Norte, Brasília, DF; ANÍBAL MOREIRA DOS SANTOS, Brazilian, married, accountant technician, bearer of identity card #010912/O-6 issued by CRC/RJ, enrolled with General Taxpayers’ Registry under #011.504.567-87, resident and domiciled at Rua Getúlio das Neves nº 25, apto. 204, City of  Rio de Janeiro, State of Rio de Janeiro, and, e MARCELO AMARAL MORAES, Brazilian, married, economist, bearer of identity card #07.178.889-7 issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #929.390.077-72, with commercial address at Avenida Paulista n° 1.450, 9º andar, City of São Paulo, State of São Paulo; as effective members of the Fiscal Council, and Messrs SERGIO MAMEDE ROSA DO NASCIMENTO, Brazilian, married, business manager, bearer of identity card # 6.123.022 issued by SSP/SP, enrolled with General Taxpayers’ Registry under #650.042058-68, with commercial address at Av. das Américas nº 500, Sala 2012, Barra da Tijuca, City of  Rio de

Janeiro, State of Rio de Janeiro; and OSWALDO MÁRIO PÊGO DE AMORIM AZEVEDO, Brazilian, married, engineer, bearer of identity card # 190.839 issued by Navy Ministry, enrolled with General Taxpayers’ Registry under #005.065.327-04, resident and domiciled at Rua Sacopã nº 729, apto. 501, City of  Rio de Janeiro, State of Rio de Janeiro, as corresponding alternates for the first two members appointed hereby, remaining vacant the alternate position for Mr. Marcelo Amaral Moraes;

6.5.                by the majority of the voting shareholders present at the meeting, being registered the voting abstention of União Federal and of the Funds managed by Caixa Econômica Federal, as well as the dissension votes of the shareholders Karina Kato, Danilo Chammas, Carolina de Moura Campos, Renato Chaves,  Funds managed by Vic DTVM and the other shareholders represented by Thaís Limani, as well as all further dissensions and voting abstentions registered by the Panel, it was approved the annual global compensation of Vale’s managers for the fiscal year of 2016 in the amount up to R$90,372,853.00, to be distributed by the Board of Directors. Such amount comprises the compensation of managers, Fiscal Council members and Advisory Committees;

6.6                   by the majority of the voting shareholders present at the meeting, being registered the voting abstention of União Federal and of the Funds managed by Caixa Econômica Federal, , the dissension votes of the shareholders Karina Kato, Danilo Chammas, Carolina de Moura Campos, Renato Chaves, Funds managed by Vic DTVM and the other shareholders represented by Thaís Limani , as well as all further dissensions and voting abstentions registered by the Panel, it was established that the monthly compensation for each acting member of the Fiscal Council from May 1st, 2016, until the Ordinary General Shareholders’ Meeting to be held in 2017, shall be of ten per cent of the average compensation paid to each Executive Officer, being benefits, allowances and shares in profits excluded from such figure. Further to the referred compensation, the acting members of the Fiscal Council shall be entitled to reimbursement of traveling and lodging expenses necessary to the performance of their duties. The alternate members will only receive any compensation when replacing their corresponding effective members, due to vacancy, disqualification or absence of the relevant effective member.

6.7                   by the majority of the voting shareholders present at the meeting, being registered the voting abstention of União Federal, the Funds managed by Caixa Econômica Federal, the Funds managed by Vic DTVM and other shareholders represented by Thaís Limani, Alexandra Montgomery, Marcilene Aparecida Ferreira, and the dissension votes of the shareholders Brent Millikan, as well as all further dissensions and voting abstentions registered by the Panel, the new Vale´s Compensation Policy was approved in accordance with Annex I attached hereto.

07 — ADJOURNMENT:

After been drafted and approved, these Minutes were signed by the presents.

I hereby certify this is a true copy of the minutes drawn-up in the relevant corporate book.

Rio de Janeiro, April 25th 2016.

Clovis Torres

Secretary

VALE S.A. SHAREHOLDER REMUNERATION POLICY

1. The remuneration to shareholders will be at the discretion of the Board of Directors which will decide on the amount to be distributed based on  the Company’s balance sheet and business outlook, taking into consideration, among other factors, the Company’s debt levels and cash flow projections.

2. The proposed remuneration to shareholders will be reviewed and paid (if applicable), in two moments in separate instalments. The first instalment will be analysed and, if applicable, paid in October of each year, and the second (complementary) instalment will be analysed   and, if applicable, paid by the end of April of the following year. The amount of the first instalment will be defined based on the Company’s accumulated results for the period and the estimated free cash flow for the remainder of the year. The amount of the second instalment will be determined after the results for the fiscal year are known.

3. The proposal for the first instalment of the remuneration to shareholders shall be submitted by the Executive Board to the Board of Directors for consideration in October of each year and shall be announced to the market as soon as approved. The second instalment of the remuneration will be reflected in the allocation of net income proposed for the preceding fiscal year, to be submitted by the Executive Board to the Board of Directors within the first three months of the subsequent year. The amount for the second instalment will be announced to the market after its approval by the Board of Directors, and its payment will be subject to approval at the Annual General Meeting.

4. The value of the first instalment of the remuneration to shareholders will be expressed in US dollars and payment will be made in the form of dividends and / or interest on shareholders equity. The payment will be in Brazilian Reais and the conversion of the proposed amount in US dollars to Reais will be based on the exchange rate of the US dollar (Ptax-Option 5) published by the Central Bank of Brazil (BCB) on the business day prior to the meeting of Vale´s Board of Directors which deliberated on the payment of the remuneration to shareholders. The amount of the second instalment will be expressed and paid in Reais, with payment being made in the form of dividends and / or interest on shareholders equity. The equivalent amount in US dollars will be calculated based on the exchange rate for the US dollar (Ptax-Option 5) published by the Central Bank of Brazil (BCB), the day prior to payment.

5. During the year, the Executive Board may propose to the Board of Directors, based on analysis of the Company’s cash flows and the availability of profits or reserves of profits, distribution to shareholders of remuneration that is additional to the amounts paid in October or April.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: April 25, 2016		Director of Investor Relations